Primary Business Name: NATIONAL FINANCIAL SERVICES LLC   **BD Number: 13041**

BD - AMENDMENT

04/07/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ◯ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ABRAMOV, NATELLI	I	CHIEF FINANCIAL OFFICER	01/2025	NA	Y	N	4330056
ADAMS, ROBERT JOHN	I	CHIEF OPERATIONS OFFICER/ELECTED MANAGER	06/2019	NA	Y	N	1291582
CRUPI, KAREN MICHELE	I	CHIEF LEGAL OFFICER	08/2008	NA	N	N	2982229
DEPOALO, RONALD EDWARD	I	PRESIDENT	04/2023	NA	Y	N	5995085
DYER, JANET MARIE	I	CHIEF COMPLIANCE OFFICER	03/2021	NA	Y	N	3186352
FIDELITY GLOBAL BROKERAGE GROUP, INC.	DE	SOLE MEMBER	06/2000	E	Y	N	04-3257666
TESAURO, THOMAS JOHN	I	ELECTED MANAGER	01/2017	NA	Y	N	1862532